中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

[redacted]

05008637

RECEIVED
2005 JUN -1 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : BS(2005)115(JY)

27th May, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 26th May, 2005 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

..../page 2

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochkholdings.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

(2002-02. 4,000) W.

The Standard

日 期 27th May 2005

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company")

(Stock Code: 2388)

Voting Results of Annual General Meeting held on 26th May, 2005

The Company is pleased to announce the voting results of the Annual General Meeting ("AGM") of the Company held on 26th May, 2005. As stated in the notice of the AGM dated 12th April, 2005, poll voting was demanded by the Chairman of the Company for all the proposed resolutions. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed by the Company as the scrutineer for the vote-taking.

The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM was 10,572,780,266 shares. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM.

All resolutions were approved by the shareholders and the voting details were as follows:

	Resolutions	No. of Votes (%)	
		For	Against
1.	To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2004.	7,380,151,296 (100.0000%)	500 (0.0000%)#
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend of HK$0.395 per share for the year ended 31st December, 2004.	7,504,755,241 (100.0000%)	1,500 (0.0000%)#
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3. (a)	To re-elect Mr. SUN Changji as a Director of the Company.	7,254,495,675 (96.8999%)	232,093,166 (3.1001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(b)	To re-elect Mr. HUA Qingshan as a Director of the Company.	7,255,609,175 (96.9003%)	232,092,666 (3.0997%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(c)	To re-elect Mdm. ZHANG Yanling as a Director of the Company.	7,255,610,675 (96.9004%)	232,091,666 (3.0996%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(d)	To re-elect Dr. FUNG Victor Kwok King as a Director of the Company.	7,487,557,841 (99.9979%)	156,000 (0.0021%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.	7,495,346,141 (99.9954%)	345,700 (0.0046%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of passing this Resolution.	7,144,067,167 (95.2648%)	355,100,574 (4.7352%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of passing this Resolution.	7,506,294,741 (99.9999%)	7,000 (0.0001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
7.	*Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.*	7,490,372,341 (99.9084%)	6,864,000 (0.0916%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

As the number of shares cast against this resolution was minimal, the percentage of votes cast against this resolution was zero percent (0.0000%) after taking 4 decimal points.

Shareholders may refer to the Circular dated 12th April, 2005 for details of the above resolutions. The Circular may be viewed and downloaded from the Company's website at www.bochk.com or the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 26th May, 2005

As at the date hereof, the board of directors (the "Board") of the Company comprises Mr. XIAO Gang* (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen** and Mdm. YANG Linda Tsao**. Mr. NEOH Anthony Francis acts as the Senior Adviser to the Board.

* *non-executive directors*

** *independent non-executive directors*